Exhibit 99.2

CAPITALIZATION

The following table sets out SEK’s consolidated capitalization as at March 31, 2014. This table should be read in conjunction with the unaudited financial statements included in our Report on Form 6-K for the three months ended March 31, 2014.

(Skr millions)
Senior debt:
Long-term	199,773.7
Short-term	77,671.2
Total senior debt (1), (2)	277,444.9

Subordinated debt:
Long-term	1 607.3
Short-term	—
Total subordinated debt (1)	1 607.3

Equity:
Share capital (3,990,000) shares issued and paid-up, par value skr 1,000 (3)	3,990.0
Reserves	239.6
Retained earnings	11,266.7

Total	15,496.3

Total capitalization	294,548.5

(1)                                 At March 31, 2014, our consolidated group had no contingent liabilities. Other than that disclosed herein, we had no other indebtedness as at March 31, 2014.

(2)                                 Unguaranteed and unsecured.

(3)                                 In accordance with our Articles of Association, SEK’s share capital shall neither be less than Skr 1,500 million nor more than Skr 6,000 million.

There has been no material change in SEK’s capitalization, indebtedness, contingent liabilities and guarantees since March 31, 2014.